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July 18, 2007

United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Mr. John Zitko, Esq.

Re:       Xfone, Inc.
File #333-143618

Dear Mr. Zitko:

On behalf of Xfone, Inc., please find Amendment No. 1 to the above-referenced Registration Statement. We have numbered our responses to coincide with those in your comment letter of July 5, 2007.

1.	Counsel apologizes for the inconsistency. The Amendment has been revised to clarify that any offering of the 2,000,000 shares being registered for a sale will be at a fixed price of between $3.00 and $4.00 per share and will not be an at-the-
market offering. Please see the prospectus cover page and page 9.

2.	There are no current arrangements requiring the money to be placed in escrow.
However, the Company has historically utilized its general counsel's escrow account to hold funds while it seeks AMEX and the TASE approvals for any issuance of common stock. We have clarified that there are not any arrangements currently in place to hold the funds. Please see the prospectus cover page and page 87.

3.	We have not yet agreed with any broker-dealer to act as placement agent.
Accordingly, we have removed the discussion from the prospectus cover page and added the requested language in the Plan of Distribution section. Please see page 87.

4.	We have indicated on the prospectus cover page the price to the public for the shares. There are no underwriting arrangements in place, and accordingly, there is no information on underwriting discounts and commissions contained in the prospectus. We have clarified on the cover page and throughout the prospectus that since there is no minimum amount of shares that must be sold, the Company may receive no proceeds or minimal proceeds from the offering. Please see the prospectus cover page, and pages 9 and 16.

5.	The Amendment contains the appropriate legend, in red font at the top of the prospectus cover page.

6.	We have added a risk factor regarding the potential impact of the concurrent selling shareholder offering on the Company's offering. Please see page 16.

7.	The Executive and Director Compensation sections have been revised to comply with the disclosure required by Items 401, 402, 404 and 407(a) of Regulation S-B.
In addition, we intend to promptly file an Amended 10-KSB with such information

If you have any questions or comments please feel free to call me. The Company believes that it has responded to all of your comments and hopes to request effectiveness as soon as possible. Your cooperation is greatly appreciated.

Sincerely,

/s/ Arthur S. Marcus